Exhibit 23(a)

         Consent of Independent Registered Public Accounting Firm

The Board of Directors
Dataram Corporation:


We consent to incorporation by reference in the Registration Statement (No. 33-56282) on Form S-8 of Dataram Corporation and subsidiaries of our reports dated July 8, 2005, relating to the consolidated balance sheets of Dataram Corporation and subsidiaries as of April 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended April 30, 2005, and the related financial statement schedule which reports appear in the April 30, 2005 annual report on Form 10-K of Dataram Corporation.





KPMG LLP

Short Hills, New Jersey
July 27, 2005